EXHIBIT 14

                        CODE OF ETHICS APPLICABLE TO THE
                CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
                        CONTROLLER AND FINANCIAL MANAGERS

I.   Introduction

     STARTECH ENVIRONMENTAL CORPORATION, together with its reporting subsidiaries ("STARTECH" or the "Company"), hereby adopts this Code of Ethics (this "Code") applicable to the Company's Chief Executive Officer, Chief Financial Officer, Controller, financial managers and any persons performing similar finance and accounting functions (collectively, the "Covered Executives"). The Covered Executives hold an important and elevated role in corporate governance. They are uniquely positioned and empowered to ensure that the Company's, and its stockholders', interests are appropriately balanced, protected and preserved. This Code provides principles that the Covered Executives must adhere to and advocate to promote honest and ethical conduct, proper disclosure of financial information in STARTECH's periodic reports, and compliance with applicable rules, laws, and regulations by the Covered Executors.

     The Compliance Officer for purposes of this Code is the Audit Committee of the Board of Directors (the "Compliance Officer").

     Waivers of this Code may be made only by the Compliance Officer and will be promptly disclosed in accordance with applicable law or regulations adopted by the Securities and Exchange Commission (the "SEC").

II.  General Obligations

     In performing his or her duties, each of the Covered Executives agrees to:

     o Act honestly and ethically with regard to all conflicts of interest, whether actual or apparent, between personal and professional relationships and refrain from using his or her position for personal gain or competing directly or indirectly with the Company.

     o Disclose to the Compliance Officer or the Chief Executive Officer, in advance, if possible, any material relationship or transaction that could reasonably be expected to give rise to a conflict of interest.

     o Produce full, fair, accurate, complete, objective, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC, Nasdaq or any other government agency or self-regulatory organization, and in other public communications made by the Company or its subsidiaries.

     o Require that all Company financial practices concerning accounting, internal accounting controls and auditing matters meet the highest standards of professionalism, transparency and honesty.

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     o    Take all reasonable measures to safeguard the confidentiality of non-public information about the Company and its customers acquired in the course of employment except when authorized or otherwise legally obligated to disclose. Confidential information obtained in the course of work will not be used for personal advantage.

     o Act in good faith, responsibly, with due care, competence, diligence and without knowingly misrepresenting material facts or allowing his or her better judgment to be subordinated.

     o Comply with all applicable rules and regulations of federal, state and local governments, the SEC, Nasdaq and other appropriate private and public regulatory agencies.

     o    Comply with the Company's policies and procedures.

     o Responsibly use and control assets and other resources employed or entrusted to his or her supervision.

     o    Promptly report any known violation of this Code to the Compliance
          Officer.

     o Promptly disclose any waiver of this Code in a Current Report on Form 8-K or any other means approved by the SEC.

III. Compliance with Laws and this Code

     1. Procedures for Raising Concerns. The Covered Executives are expected to comply with this Code and to report any possible violation of this Code by either (i) sending a letter or other writing to the Compliance Officer for the purpose of this Code or (ii) sending a letter or other writing to the Company's principal executive offices to the attention of the Audit Committee. This Code should not be construed to prohibit Covered Executives from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

     2. Procedures for Investigating and Resolving Concerns.

     Reports of possible violations will be forwarded to the Compliance Officer. The Compliance Officer may, in its discretion, assume responsibility for evaluating any possible violation and directing or conducting any investigation or may delegate any portion of such responsibility to the Board, another committee or another person or entity. If the Compliance Officer chooses to assume responsibility for evaluating any possible violation or directing or conducting any investigation where the investigation concerns a possible violation by a member of the Board, the Audit Committee, not including that member, shall assume such responsibility. The Compliance Officer shall have the authority to engage independent counsel and other advisers, as it deems necessary, to assist in its investigation and decision process.

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     After conducting the investigation, the results will be evaluated and the
Company shall authorize such response, follow-up and preventive actions, if any, as are deemed necessary and appropriate to address the substance of the reported possible violation. The Company reserves the right to take whatever action it believes appropriate, up to and including discharge of any employee determined to have engaged in improper conduct.

     The Company will not penalize or retaliate against any person or entity for reporting a possible violation in good faith. The Company will not tolerate retaliation against any person or entity for submitting, or for cooperating in the investigation of, a possible violation. Any retaliation will warrant disciplinary action against the person who wrongfully retaliates, up to and including termination of employment.

     3. Questions

     Questions regarding the best course of action in a particular situation should promptly be sent to the Compliance Officer.











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          YOUR PERSONAL COMMITMENT TO THE CODE OF ETHICS APPLICABLE TO
        THE CHIEF EXECUTIVEOFFICER, CHIEF FINANCIAL OFFICER, CONTROLLER
                             AND FINANCIAL MANAGERS

I acknowledge that I have received and read the Code applicable to the Chief Executive Officer, Chief Financial Officer, Controller and Financial Managers, and understand my obligations as an employee to comply with the Code.

I understand that the Company can, at its sole discretion, change, update, eliminate or deviate from the guidelines in this Code.

I understand that my agreement to comply with the Code does not constitute or give rise to a contract of employment or a guarantee or promise of any kind.

Please sign here:                             Date:
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Please print your name:
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Employee Number:
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This signed and completed form must be returned to the Audit Committee.







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